

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2013

Via E-mail
Todd Sudeck
Chief Executive Officer
mLight Tech, Inc.
3100 Airway Avenue, Suite 141
Costa Mesa, CA 92626

> **Re:** **mLight Tech, Inc.**
> **Form 8-K**
> **Filed November 6, 2013**
> **File No. 333-169805**

Dear Mr. Sudeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose in your Form 8-K that, effective October 31, 2013, you completed the acquisition of one hundred percent (100%) of the issued and outstanding capital stock of Ding King Training Institute, Inc. Please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. *See* Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K. This information is required because you were a shell company prior to the transaction according to the Form 10-Q you filed for the quarterly period ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director